Executive Board J.J. Nooitgedagt
AEGON N.V.
Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-4720 United States of America		Postal address: P.O. Box 85 2501 CB The Hague (The Netherlands)
Aegon N.V. visiting address: Bezuidenhoutseweg 273 2594 AN The Hague Telephone +31 70 344 80 01
Fax +31 70 347 52 38

Our reference	Your reference	The Hague
	File No. 1-10882	June 10, 2010

Dear Mr. Rosenberg,

I am writing to confirm receipt of your letter dated June 3, 2010 and notify you that we request an extension and expect to be able to send you our response letter by July 16, 2010. We also discussed your letter and our plan to request an extension in a telephone conversation with Mrs. Parikh of the Division of Corporation Finance on June 9, 2010.

Very truly yours,

/s/ Jan J. Nooitgedagt
Jan J. Nooitgedagt
Chief Financial Officer

Register The Hague no. 27076669